Exhibit 99.(c)(2)

Budget Policy Statement 2008

Contents

Budget Policy Statement

Introduction

Budget 2008

Conclusion

Annex: Long-term Fiscal Objectives and Short-term Fiscal Intentions

The Public Finance Act 1989 specifies principles of responsible fiscal management and sets out reporting requirements on the Minister of Finance and the Treasury.  The reporting requirements on the Minister include two fiscal responsibility documents: the Budget Policy Statement (BPS) and the Fiscal Strategy Report (FSR).  These documents focus on different aspects of the Government’s fiscal policy.  The BPS has a shorter-term focus.  It sets out the overarching policy goals that will guide the Government’s Budget decisions and the Government’s priorities for the forthcoming Budget.  The FSR sets out the Government’s long-term fiscal strategy and explains how that strategy accords with the principles of responsible fiscal management.

The reporting requirements on the Treasury include the publication of economic and fiscal forecasts (Economic and Fiscal Update) twice each financial year: at the time of the Budget and again before the end of the calendar year.  The Treasury must also publish an Update prior to a general election.  In addition, the Treasury is required to publish, at least every four years, a Statement on the Long-term Fiscal Position looking out at least 40 years.  The first Statement was presented to Parliament in June 2006.  The horizon covered by the Statement means that it has a different character to the BPS, the FSR, and the Updates, as it extends across the terms of many more governments, with potentially many different policy regimes.

The following table summarises the legislated requirements for each document*.

* For full information see Public Finance Act 1989 Part 2 sections 26F-26Z.

Budget Policy Statement	Fiscal Strategy Report	Statement on the Long-term Fiscal Position
Produced annually before the end of March.	Produced annually with the Budget.	Produced at least every four years.
Requirements:	Requirements:	Requirements:

•  State broad strategic priorities for the forthcoming Budget.

•  State any changes to long-term objectives.

•  State any changes to short-term intentions.

•  Explain how the changes in objectives and short-term intentions accord with the principles of responsible fiscal management.

•  State long-term objectives for fiscal policy.

•  Explain how the objectives accord with the principles of responsible fiscal management.

•  Provide projections over at least 10 years showing likely progress against long-term fiscal objectives.

•  State short-term intentions (three or more years) and their consistency with long-term objectives and the Economic and Fiscal Update (EFU).

•  Prepare a statement on the long-term fiscal position relating to a period of at least 40 years.

•  Disclose significant assumptions.

•  The Treasury to use its best professional judgements about the risks and the outlook.

Economic and Fiscal Updates
Budget (published with the Budget).	Half-Year (published between 1 November and 31 December, usually in conjunction with the BPS).	Pre-election (published not earlier than 30 or later than 20 working days before polling day).

Requirements:

•                  Economic and fiscal forecasts for the current financial year and each of the next two financial years. The economic forecasts must include forecasts of major economic aggregates (output, inflation, employment, current account) and a statement of significant assumptions. The fiscal forecasts must include: forecast financial statements; a statement of specific fiscal risks relating to Government decisions and any other contingent liabilities; and a statement of significant accounting policies and changes in policies. The Budget Economic and Fiscal Update (BEFU) must include a statement of tax policy changes.

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Budget Policy Statement

Introduction

The economy is experiencing a period of sustained growth — the longest since the early 1970s

We are currently enjoying a sustained period of economic expansion — the longest since the 1970s. The economy is 28% larger since this Government came to office in 1999, and New Zealand’s average growth rate has been faster than that in Australia, the US, the UK, the EU average, and the OECD average.

This performance has led to high labour force participation and the lowest unemployment rate ever recorded in the Household Labour Force Survey. In fact, we have one of the lowest unemployment rates in the OECD. This has made a real difference to the living standards of New Zealanders — average household incomes have increased by more than 25% in real terms under this Government. Fiscally it has reduced the pressure on benefit expenditure, and increased tax revenue.

The Treasury’s updated forecasts indicate that real and nominal GDP growth will be higher over 2007/08 and 2008/09 than was expected at Budget 2007.  This is owing to stronger consumption and investment growth with consumers and businesses responding to continued strength in the labour market, as well as the income gains coming from the higher terms of trade.

Overall, the economy’s export performance has proved relatively resilient to the high exchange rate.  Since mid-2005 the level of real goods exports has been stable or growing slowly.  Looking forward, the Treasury forecasts the level of exports to be higher than at Budget 2007 over most of the forecast period.  This reflects in part a world economy which, despite showing some vulnerabilities, is expected to exhibit robust rates of growth.

The higher terms of trade (at a 30-year high), and in particular higher world dairy prices (which have doubled in the past year), have been key drivers of the higher than expected nominal economy.

However, the economy’s strong performance has come with some challenges. Macroeconomic imbalances and long-term expenditure pressures must continue to be addressed. In particular:

•                  The current account deficit remains high.

•                  Skills shortages and wage pressures have emerged with the strong labour market, and this is contributing to inflation pressures.

•                  Some long-term fiscal challenges remain, including the projected long-term rise in health expenditure.

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Continued strong fiscal management is needed to ensure these issues are able to be properly addressed.

The Government’s fiscal management has made New Zealand well placed for the long term

The Government’s fiscal strategy continues to focus on strengthening the fiscal position to help manage future spending demands — which means maintaining a fiscal position that is strong and sustainable in the long term. This strategy is implemented through maintenance of a prudent level of debt, and the accumulation of financial assets (primarily in the NZS Fund).

Figure 1 — Fiscal strategy at a glance

Source:  The Treasury

Gross sovereign-issued debt (excluding Reserve Bank settlement cash) as a percentage of GDP stood at 18.5% in June 2007, and is forecast to be 15.6% at June 2012. The assets in the NZS Fund are forecast to increase from 7.8% of GDP at 30 June 2007, to 14.6% over the same period. The Crown’s positive net financial asset position (that is, its net debt position adjusted to take account of the assets held in the NZS Fund) is expected to strengthen to 12.4% of GDP (from 4.9%) over the forecast period.

Our approach helps prepare New Zealand for future fiscal pressures. This is especially important as we prepare for the challenges of an ageing population. Our approach will also help us to cope with economic shocks — sustaining a low level of debt retains the capacity for us to increase debt when we really need it.

Over the term of this Labour-led Government, at a time when the economy has been running near capacity, fiscal policy has withdrawn resources from the economy in net terms (see Figure 3). This is evidenced by sustained operating and cash surpluses. Indeed, the accumulated cash surpluses as well as contributions to the NZS Fund over the past five years exceed $20 billion.

We have also been able to begin tackling some long-term challenges, including bold moves towards ensuring the sustainability of decent living standards for New Zealanders in retirement. New Zealand superannuation settings are socially sustainable, providing universal access to a basic retirement income, indexed to the average wage. We have helped to make these settings fiscally sustainable by establishing the NZS Fund to smooth the impact of an ageing population. In addition, we have encouraged personal responsibility for savings to enjoy a higher standard of living in retirement through the State Sector Retirement Savings Scheme and KiwiSaver, including the KiwiSaver enhancements announced in Budget 2007.

Budget 2008

This Government has consistently sought to tackle the major policy challenges facing our economy and our society

Since 1999 this Government has implemented a new policy agenda and launched innovative responses to the policy challenges we face as a nation. We have made significant investments in New Zealand’s health and education sectors:

•	Our investment in primary health has cut the cost of seeing the doctor by around half, and has lowered prescription charges from $15 to $3 for all New Zealanders.

•

New Zealand had only one in 10 students leaving school with little or no formal qualification last year, down from one in five students in 2002. This improvement is a huge achievement considering the very little progress for the previous 20 years. Literacy and Numeracy Professional Development projects are also successfully boosting achievement especially for the lowest 20% of achievers.

•	We have this year begun providing 20 hours free early childhood education for three- and four-year-olds and, starting next year, there will be smaller class sizes for all new entrants.

These examples give a sense of the importance we place on families and wellbeing. Budgets 2004 and 2006 introduced and extended Working for Families — tax relief benefiting literally hundreds of thousands of family budgets. More recently, policy reforms have focused on giving our children the best possible start in life — such as the introduction of paid parental leave, enabling our working parents to have more time with their new babies.

This Government has also had a strong focus on transforming our economy - we have been proactive in helping businesses foster skills and innovation. Since 1999 the number of trainees in industry has almost doubled, and apprenticeship programmes are creating more career choices for young people. Our tax relief for business in Budget 2007 further underscores our commitment to economic transformation.

Importantly, we have also been proactive in building a truly sustainable New Zealand and developing responses to climate change. In September this year we launched our proposal for an Emissions Trading Scheme for New Zealand — covering all sectors of the economy and all greenhouse gases. Under our New Zealand Energy Strategy 90% of New Zealand’s electricity will be generated from renewable sources by 2025, and the electricity sector will be carbon neutral. By 2040 we aim to reduce our per capita emissions from transport by half, and for carbon neutrality in that sector too.

Budget 2008 will continue to deliver on our long-term policy agenda in key areas…

Budget 2008 will build on our achievements since 1999 and continue the Government’s focus on long-term policy goals. We will be guided by an overarching principle of developing a truly sustainable New Zealand.

Sustainable economic transformation remains an ongoing priority for the Government. Budget 2008 will continue our work in this area by improving New Zealand’s productivity and growth trajectory, strengthening New Zealand’s ability to compete internationally, and capturing value from opportunities presented by climate change and environmental sustainability.

Families — Young and Old also remains an important theme for the Government. We are phasing the implementation of priorities in this area across years, focusing on Early Years, Effective Interventions, and Eliminating Family Violence in Budget 2008.

New Zealand’s transformation must continue to be based on opportunity and security for all. Confidence and Supply agreements will feature prominently in Budget 2008, with our agreements with NZ First to keep NZ Super at 66% of the average wage and to phase in the final tranche of the 1,000 frontline police and 250 non-sworn staff.

The Health package for 2008 will be $750 million per annum and, along with our commitment to world-class education and social services, will continue to reinforce the foundations needed for a successful modern nation.

In Budget 2008 we will continue our strong focus on building on New Zealand’s unique national identity.

Understanding our past is central to this, and as such the Government will focus on connecting with, understanding, and celebrating our heritage. We will continue to advance initiatives which promote a cohesive society — one which has a strong sense of community, and a relationship between Mâori and the Crown where both parties look forward to the potential of the future.

We also intend to continue to strengthen New Zealand’s presence on the world stage, so that we are recognised as a nation with a principled and independent perspective, and which maintains the quality of our environment.

…including setting out the next step in our ongoing programme of tax reform — the long-term programme around personal income taxation

Budget 2008 will also outline the Government’s long-term programme for personal income tax. Changes to personal income tax will continue an ongoing programme of tax reform. In addition to increasing social expenditure, successive budgets have seen us introduce tax relief for families, for businesses, and for savers. KiwiSaver has proved more popular than we had originally anticipated, with over 316,000 already enrolled. The total amount of tax relief, including KiwiSaver, already delivered has been considerable; and will amount to some $4.7 billion or 2.2% of GDP in 2011/12.

Personal tax is the next logical step in our programme of reform. The Labour-led Government’s personal tax package will be consistent with our overarching goals by focusing primarily on fairness, without sacrificing quality public services. The package will be consistent with our medium-term approach to fiscal policy of having gross debt excluding Reserve Bank settlement cash as a proportion of GDP broadly stable at around 20%. And we will be cognisant of short-term imbalances in the economy by not running a lower fiscal balance than previously forecast.

In short, we have four tests in designing the shape and scope of our personal tax package:

•                  We will cut taxes without increasing borrowing.

•                  We will cut taxes without cutting public services.

•                  We will cut taxes in a way that does not exacerbate inflationary pressures.

•                  We will cut taxes in a way that does not lead to greater inequalities in our society.

Revenue forecasts are being revised upwards, but considerable uncertainty surrounds these

The higher than expected forecasts of nominal GDP have resulted in the Treasury’s central forecast of tax revenue being revised upwards from the Budget 2007 forecast.

However, there is currently considerable uncertainty regarding some of the factors underpinning the economic forecasts that drive the revised forecast revenue track, particularly:

•                  the influence of recent international developments on world financial markets and the US housing market on the world’s real economy, and

•                  the ongoing path of commodity prices (particularly dairy), in terms of both the magnitude and duration of the increase in the terms of trade (which could move up or down or be shorter or longer respectively than currently forecast).

The forecasts assume a relatively muted impact on global growth from current events but a less benign picture is certainly possible, and if this were to eventuate it could adversely affect New Zealand’s growth.  The terms of trade are assumed to eventually give up some of the current gains being recorded but still be higher in 2011/12 than they have been over the past decade.  This is driven mainly by a view on dairy prices.  Such an outcome would be very positive for New Zealand — but, as we are seeing with oil prices, predicting commodity price movements is far from a precise science.

There is also uncertainty about the impact of monetary policy tightening on the domestic economy.

The Treasury considers that revenue will be higher than forecast at Budget 2007 but nevertheless the forces described above mean that the economy and revenue could be significantly different from that forecast in this Half-Year Economic and Fiscal Update (HYEFU). Uncertainty is even greater beyond the forecast period.

Higher revenue creates options for increasing allowances that would still be consistent with our fiscal strategy, so we are increasing the capital allowance for Budget 2008 now…

The higher revenue forecasts provide us with options for increasing allowances while still maintaining consistency with our fiscal strategy. Although this additional fiscal headroom is subject to considerable uncertainty, it seems likely that at least some additional revenue represents an ongoing increase.

We are currently faced with a number of pressing infrastructure pressures that could make a substantial contribution to New Zealand’s social and economic development. For this reason we are doubling the capital allowance to $1.8 billion, spread across the forecast period as indicated below:

Figure 5 — Budget 2008 capital allowance at HYEFU 2007

$ million	2007/08	2008/09	2009/10	2010/11	2011/12	Total
Budget 2008 capital allowance	48	992	330	200	230	1,800

Source: The Treasury

Although this is a considerable increase in the previously signalled capital allowance for Budget 2008, we are conscious of macroeconomic pressures.  In considering the impact of the increase in the capital allowance on the economy, one cannot simply look to the size of the change in the allowance alone.  In particular, part of the increase in the allowance will go to initiatives which will not immediately impact on demand. As a result, the headline allowance overstates the possible impact on demand and inflation.

Fiscally, we feel confident about a one-off increase to the capital allowance because more certainty exists around extra revenue in the current year.

…but, given current uncertainty, we are not increasing allowances at this stage by the full amount indicated in current forecasts.

The economic and fiscal uncertainties described above, together with potential differences between the Treasury’s HYEFU 2007 and Budget 2008 forecasts, complicate fiscal decision-making. The Government needs to take fiscal decisions that are robust to plausible fluctuations. This is especially important if the final outturns prove to be below our current forecasts — were we to move ahead with our full agenda on the basis of present forecasts, and then find ourselves stretched beyond available fiscal headroom, we would face a difficult process of uprooting policy development.

For these reasons we are not formally increasing the operating allowance for Budget 2008. Instead, we are holding $1.5 billion per annum as a revenue reduction contingency for changes to personal tax. By its very nature, this contingency is still uncertain — that is, we are still working through options around the size and shape of any personal tax reform package, and will make a final decision closer to Budget 2008 in light of the revised forecast information we receive at that stage.

The Treasury’s forecasts build in the revenue reduction contingency of $1.5 billion. These forecasts show us running cash deficits across the medium term consistent with our fiscal strategy. This means that we anticipate meeting some of our capital spending commitments from borrowing. So, while we are still working through our personal tax cut package, its final size and shape will be consistent with our fiscal strategy.

In its forecasts, the Treasury has assumed that the contingency is used for tax initiatives from April 2009. This is a modelling assumption only — the exact timing of any revenue reductions is yet to be determined.

Any decision taken at Budget 2008 on further increases to allowances will be based upon the medium-term benefits of prospective initiatives. Notwithstanding this focus, the Government will remain conscious of current pressures on inflation. A common way to measure the Government’s impact on demand in the economy, and consequently inflation, is through the change in the fiscal balance, ie, the fiscal impulse.  Given the increase in revenue forecasts, the Government can increase future budget allowances and not run a lower fiscal balance than that signalled at Budget 2007.  For 2007/08 in particular, we are confident that we will have a stronger fiscal balance than previously signalled.

Conclusion

In summary, the HYEFU released today incorporates a Budget 2008 capital allowance of $1.8 billion. The operating allowance for Budget 2008 remains at $3.1 billion per annum, which includes the Business Tax Reform — but we have also created a revenue reduction contingency of $1.5 billion per annum, which we will target toward changes to personal taxes.

We are looking forward to setting out our long-term programme for personal tax reform in Budget 2008 to share the dividends of economic growth fairly. This will be the next step in building a sustainable New Zealand underpinned by strengthened families, a transformed economy, and a unique national identity — all achieved in a fiscally responsible way.

Hon Dr Michael Cullen
Minister of Finance

5 December 2007

Annex: Long-term Fiscal Objectives and Short-term Fiscal Intentions

The Government’s long-term fiscal objectives are unchanged from the 2007 FSR.

Table A1 — Long-term fiscal objectives

Long-term fiscal objectives	To achieve the objectives, the Government’s high-level focus is on:
Operating balance Operating surplus on average over the economic cycle sufficient to meet the requirements for contributions to the NZS Fund and ensure consistency with the debt objective.

•                 Operating surpluses during the build-up phase of the NZS Fund. Our focus is on maintaining the OBEGAL excluding NZS Fund revenue at a level sufficient, on average, to meet the requirements for contributions to the NZS Fund.

•                 Our focus in meeting this objective is on core Crown revenues and expenses, maintaining tax to GDP and core Crown expenses to GDP around current levels.

•                 Consistent with our revenue strategy, we will ensure tax policy decisions are consistent with the overall fiscal strategy including the Government’s long-term revenue objective.

•                 SOEs and Crown entities contributing to surpluses, consistent with their legislation and Government policy.

Revenue Ensure sufficient revenue to meet the operating balance objective.
Expenses Ensure expenses are consistent with the operating balance objective.
Debt Manage total debt at prudent levels. Gross sovereign-issued debt broadly stable at around 20% of GDP over the next 10 years.

•                 Gross sovereign-issued debt to GDP will be broadly stable over the period ahead of the major demographic changes associated with population ageing.

•                 The Government is effectively targeting a level of gross sovereign-issued debt excluding the increase in debt on the Reserve Bank balance sheet as a result of the change in the liquidity management regime.

•                 Core Crown net debt, with NZS Fund assets, is expected to fall towards -20% of GDP by 2018 (ie, a net financial asset position).

•                 SOEs will have debt structures that reflect best commercial practice. Changes in the level of debt will reflect specific circumstances.

Net worth Increase net worth consistent with the operating balance objective.

•                 Increasing net worth consistent with the operating balance objective will see core Crown net worth at almost 40% of GDP by 2018.

•                 The NZS Fund is expected to be above 22% of GDP by 2018.

•                 Consistent with the net worth objective, there will also be a focus on quality investment.

The Government’s fiscal intentions are consistent with the progress towards meeting the long-term objectives and principles of responsible fiscal management, as specified by the Public Finance Act (1989). The fiscal forecasts in the HYEFU are consistent with the Government’s short-term intentions. Differences between short-term intentions set out in the 2008 BPS and those in the 2007 FSR reflect changes in the economic and fiscal forecasts, together with policy changes. These changes are discussed in more detail in the HYEFU.

Table A2 — Short-term fiscal intentions

2008 Budget Policy Statement	2007 Fiscal Strategy Report

Operating balance

Based on operating amounts for the 2008 Budget, and indicative amounts for the 2009 and 2010 Budgets, the OBEGAL excluding NZS Fund revenue is forecast to be around 3.6% of GDP in 2007/08, decreasing to 1.7% of GDP by 2011/12. This remains consistent with the long-term objective for the operating balance.

Operating balance

Based on operating amounts for the 2007 Budget, and indicative amounts for the 2008 and 2009 Budgets, the OBEGAL excluding NZS Fund revenue is forecast to be 3.1% of GDP in 2007/08, decreasing to 1.4% of GDP by 2010/11. This remains consistent with the long-term objective for the operating balance.

Debt

Total debt (including Reserve Bank settlement cash) is forecast to be 24.7% of GDP in 2011/12.

Gross sovereign-issued debt including net settlement cash is forecast to be 18.6% of GDP in 2011/12. Excluding net settlement cash, gross sovereign-issued debt is forecast to be 15.6% of GDP in 2011/12.

The Government will set forecast new operating and capital spending amounts over the next three years that are consistent with the long-term objective for debt.

Debt

Total debt (including Reserve Bank settlement cash) is forecast to be 25.3% of GDP in 2010/11.

Gross sovereign-issued debt including net settlement cash is forecast to be 21.8% of GDP in 2010/11. Excluding net settlement cash, gross sovereign-issued debt is forecast to be 18.8% of GDP in 2010/11.

The Government will set forecast new operating and capital spending amounts over the next three years that are consistent with the long-term objective for debt.

Expenses

Total Crown expenses are forecast to be 41.8% of GDP in 2011/12.

Core Crown expenses are forecast to average 32.5% over the forecast period and be 33.0% of GDP in 2011/12.

This assumes new operating expense amounts of $2.0 billion for the 2008 Budget, $2.0 billion for the 2009 Budget, and $2.1 billion for the 2010 Budget (GST exclusive).

Expenses

Total Crown expenses are forecast to be 42.5% of GDP in 2010/11.

Core Crown expenses are forecast to average 32.7% over the forecast period and be 33.1% of GDP in 2010/11.

This assumes new operating expense amounts of $1.97 billion for the 2007 Budget, $2.0 billion for the 2008 Budget, and $2.0 billion for the 2009 Budget (GST exclusive).

Revenues

Total Crown revenues are forecast to be 43.6% of GDP in 2011/12. Within this, core Crown revenues are forecast to be 34.3% of GDP in 2011/12.

This assumes new revenue initiatives in the 2008 Budget resulting in a $1.5 billion reduction in revenue per annum from April 2009, plus the previously announced Business Tax Reform resulting in a $1.13 billion reduction in revenue from 2008/09.

The Government will set revenue plans over the next three years that ensure progress is made towards the long-term revenue objective.

Revenues

Total Crown revenues are forecast to be 44.3% of GDP in 2010/11. Within this, core Crown revenues are forecast to be 34.1% of GDP in 2010/11.

This assumes new revenue initiatives in the 2008 Budget resulting in a $1.13 billion reduction in revenue from 2008/09.

The Government will set revenue plans over the next three years that ensure progress is made towards the long-term revenue objective.

Net worth

Total Crown net worth is forecast to be 58.5% of GDP in 2007/08, rising to 60.6% of GDP in 2011/12.

Excluding NZS Fund assets, total Crown net worth is forecast to be 46.0% of GDP in 2011/12. Core Crown net worth is forecast to be 34.9% of GDP in 2011/12.

Net worth

Total Crown net worth is forecast to be 54.4% of GDP in 2006/07, rising to 57.3% of GDP in 2010/11.

Excluding NZS Fund assets, total Crown net worth is forecast to be 43.8% of GDP in 2010/11. Core Crown net worth is forecast to be 33% of GDP in 2010/11.